October 15, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Gary Newberry
U.S, Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Ultra Clean Holdings, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2010
Filed March 30, 2010

Form 10-Q for the Fiscal Quarter Ended April 2, 2010
Filed May 14, 2010

Response Letter Dated September 23, 2010

File No. 000-50646

Dear Mr. Newberry:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated October 4, 2010 (the “Comment Letter”) regarding the above-referenced filing on Form 10-K (the “10-K”) and Form 10-Q (the “10-Q”) of Ultra Clean Holdings, Inc. (the “Company”).

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 5, as set forth in the Comment Letter.

Form 10-Q for the Fiscal Quarters Ended April 2, 2010 and July 2, 2010

Condensed Consolidated Statements of Operations, page 4

1.  We have considered your response to our prior comment 5 in our letter of September 9, 2010.  In order to help us understand the interim period income tax provision and your estimated effective tax rate for the year, please provide us with a rate reconciliation similar to that which is required for annual periods by FASB ASC 740-10-50-12.  Clarify for us how the valuation allowance at January 1, 2010 impacted your estimated effective tax rate.

Rate reconciliation of annual estimated effective tax rate as of:

	July 2, 2010	April 2, 2010
Federal income tax provision at statutory rate	35.0%	34.0%
State income taxes, net of federal benefit	4.0%	4.3%
Effect of foreign operations	(11.2%)	(9.6%)
Valuation allowance	(6.8%)	(14.5%)
Other	(1.1%)	(0.5%)

Annual estimated effective tax rate before discrete items	19.9%	13.6%

The estimated annual effective tax rate includes the impact of the expected change in the valuation allowance for the full year.  This change in valuation allowance reflects the expected change in deferred tax assets between January 2, 2010 and December 31, 2010.

2.  We note that you disclose management’s conclusions on the effectiveness of your internal control over financial reporting as of April 2 and July 2, 2010.  Item 308(T) of Regulation S-K indicates that management’s conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure.  Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of April 2, 2010 and July 2, 2010.

The Company does perform an assessment of its internal control over financial reporting on a quarterly basis, however, not to the same level it would on an annual basis. In future filings on Form 10Q, we will replace the second paragraph of Item 4 as disclosed previously in our quarterly reports on Form 10Q for the periods ended April 2, 2010 and July 2, 2010, with the following disclosure, or something similar:

Changes to Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting during the quarter ended ______ that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

If you have any questions regarding or the responses herein provided, please call the undersigned at (510) 576-4704.

Sincerely, /s/ Kevin C. Eichler
Kevin C. Eichler Chief Financial Officer and Senior Vice President

cc:	Caroline Perry, Esq., Davis Polk & Wardwell LLP Mike Hubbard, Deloitte & Touche LLP